UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month(s) of September, 2000.

BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 000-29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F
            ----                       ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     X             No
       ---                ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.

Exhibits

Exhibit 1 - Quarterly Report Form 61 and Unaudited Financial Statements for the six-month period ended July 31/00

-----------------------------------
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belmont Resources Inc.
(Registrant)

Date    October 18, 2000


By   /s/ GARY MUSIL
(Signature)
Gary Musil, Secretary/Director

                             Quarterly Report FORM 61
--------------------------------------------------------------------------------

ISSUER DETAILS

For Quarter Ended:          July 31, 2000

Date of Report:             September 25, 2000

Name of Issuer:             BELMONT RESOURCES INC.

Issuers Address:            #1180 - 666 Burrard Street
                            Vancouver, B.C. V6C 2X8

Issuer Fax Number:          604-683-1350

Issuer Phone Number:        604-683-6648

Contact Person:             Gary Musil

Contact Position:           Secretary/Director

Contact Telephone Number:   604-684-6648

--------------------------------------------------------------------------------
CERTIFICATE

The One/Two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
--------------------------------------------------------------------------------


Directors Name:     Gary Musil               Date Signed:   September 28, 2000

Directors Name:     Kenneth B. Liebscher     Date Signed:   September 28, 2000

                             BELMONT RESOURCES INC.






                        CONSOLIDATED FINANCIAL STATEMENTS


                                       FOR


                                SIX MONTHS ENDED

                                  JULY 31, 2000
                                 (JULY 31, 1999)





                                    UNAUDITED
                             Prepared by Management

                                                          SCHEDULE A - Exhibit 1

                             BELMONT RESOURCES INC.
                           CONSOLIDATED BALANCE SHEET
                               AS AT JULY 31, 2000


                                     ASSETS

                                                      2000              1999
                                                      ----              ----

CURRENT
   Cash                                            $     99,991    $     13,679
   Term deposit                                            -             76,326
   Marketable securities                                915,104       3,437,100
   Accounts receivable                                    7,716          17,597
   Refundable deposit                                   100,000            -
   Prepaid expenses                                     249,813           5,809
                                                    -----------     -----------
                                                      1,372,624       3,550,511

MARKETABLE SECURITIES                                      -          2,291,400
ADVANCES                                                   -             55,000
DEFERRED ACQUISITION COSTS                               16,040            -
RESOURCE INTERESTS                                    2,887,783       5,460,749
CAPITAL ASSETS                                            6,322         222,382
                                                    -----------     -----------
                                                   $  4,282,769    $ 11,580,042
                                                    ===========     ===========

                                   LIABILITIES

CURRENT LIABILITIES
   Accounts payable and accrued liabilities         $    23,725    $     56,240
   Future income taxes                                     -            568,603
                                                    -----------     -----------
                                                         23,725         624,843

DUE TO SHAREHOLDERS                                        -                220
NON-CONTROLLING INTEREST                                   -              8,673
FUTURE INCOME TAXES                                        -            539,837

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL                                        13,890,065      13,605,665
DEFICIT                                              (9,631,021)     (3,199,196)
                                                    -----------     -----------
                                                      4,259,044      10,406,469
                                                    -----------     -----------

                                                   $  4,282,769    $ 11,580,042
                                                    ===========     ===========


Approved on behalf of the Board

/s/ KENNETH B. LIEBSCHER
---------------------------------------------

/s/ GARY MUSIL
---------------------------------------------


                                         UNAUDITED
                                    Prepared by Management

                                                          SCHEDULE A - Exhibit 2

                             BELMONT RESOURCES INC.
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                     FOR THE SIX MONTHS ENDED JULY 31, 2000

                                                      2000              1999
                                                      ----              ----

INTEREST INCOME                                    $    (10,455)   $       (417)

EXPENSES
   Amortization                                             668            -
   Audit and accounting                                   4,000           3,594
   Consulting                                             2,500           2,500
   Foreign exchange loss                                  6,404            -
   Interest and bank charges                                600             204
   Legal                                                  7,020           2,503
   Management fees                                       27,000          27,000
   Office and sundry                                     17,418           5,703
   Property investigation                                 4,573            -
   Regulatory and filing fees                             7,070           2,873
   Rent                                                  11,969           9,000
   Travel, promotion and shareholder info                23,554          17,236
   Transfer agent fees                                    7,990           7,742
   Telephone                                              1,572           2,360
   Secretarial and administrative services               35,054          31,135
                                                    -----------     -----------

      Total administrative costs                        157,392         111,850

NET LOSS FOR THE PERIOD                            $    146,937    $    111,433
                                                    ===========     ===========

Deficit, beginning of period                       $ (9,484,084)   $ (3,087,763)
                                                    -----------     -----------

Deficit, end of period                             $ (9,631,021)   $ (3,199,196)
                                                    ===========     ===========

                                         UNAUDITED
                                    Prepared by Management

                                                          SCHEDULE A - Exhibit 3

                             BELMONT RESOURCES INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JULY 31, 2000



                                                      2000              1999
                                                      ----              ----

OPERATING ACTIVITIES
   Net loss for the period                         $   (146,937)   $   (111,433)
     Add non cash items:
       Amortization                                         668            -
       Loss on marketable securities                  1,185,045            -
                                                    -----------     -----------
                                                      1,038,776        (111,433)

Net changes in other non-cash working capital items
   Accounts receivable                                    3,550            (161)
   Prepaid expenses                                    (243,684)         (2,323)
   Accounts payable                                      (5,046)         10,496
                                                    -----------     -----------
                                                        793,596        (103,421)
                                                    -----------     -----------


INVESTING ACTIVITIES
   Mineral property expenditures                     (2,253,626)       (121,623)
   Acquisition of capital assets                         (1,540)           -
                                                    -----------     -----------
                                                     (2,255,166)       (121,623)
                                                    -----------     -----------


FINANCING ACTIVITIES
   Issuance of share capital                            284,480          85,240
   Due to shareholders                                     -               -
                                                    -----------     -----------
                                                        284,480          85,240


INCREASE (DECREASE) IN CASH                          (1,177,090)       (139,804)

CASH, beginning of period                             1,277,081         229,809
                                                    -----------     -----------

CASH, end of period                                $     99,991    $     90,005
                                                    ===========     ===========

Cash is represented by
   Cash                                                  99,991          13,679
   Term deposit                                            -             76,326
                                                    -----------     -----------
                                                         99,991          90,005
                                                    ===========     ===========

                                         UNAUDITED
                                    Prepared by Management

                                                          SCHEDULE A - Exhibit 4

                             BELMONT RESOURCES INC.
              INTERIM CONSOLIDATED SCHEDULES OF RESOURCE INTERESTS
                     FOR THE SIX MONTHS ENDED JULY 31, 2000



                                                      2000              1999
                                                      ----              ----

                                                   $               $
PEZINOK II
   Acquisition costs                                    500,000       4,918,817
   Exploration costs
     Balance, beginning of year                            -            420,309
     Consulting                                            -              1,500
     Travel and accommodation                              -              1,234
                                                    -----------     -----------
                                                           -            423,043
                                                        500,000       5,341,860
   Capital assets                                          -            118,880
                                                    -----------     -----------
                                                        500,000       5,460,749
                                                    -----------     -----------

LAC ROCHER
Acquisition costs                                        78,000            -
Exploration costs
   Balance, beginning of year                             1,157            -
                                                    -----------     -----------
                                                         79,157            -
                                                    -----------     -----------

UNGAVA
Acquisition costs                                        57,500            -
                                                    -----------     -----------

ROZMIN
Acquisition costs                                     2,165,028            -
Exploration costs
   Consulting                                            14,632            -
   Reports and maps                                         776            -
   Travel and accommodation                              28,190            -
                                                    -----------     -----------
                                                      2,208,626            -
                                                    -----------     -----------

MASEVA
Acquisition costs                                          -               -
Exploration costs
   License fee                                           42,500            -
                                                    -----------     -----------
                                                         42,500            -

BALANCE - END OF PERIOD                            $  2,887,783    $  5,460,749
                                                    ===========     ===========


                                         UNAUDITED
                                    Prepared by Management

                              BELMONT RESOURCES INC.
                                 (the "Company")

                                                                     SCHEDULE B:

                             SUPPLEMENTARY INFORMATION


1) DEFERRED EXPLORATION & DEVELOPMENT COSTS AND RELATED PARTY TRANSACTIONS DURING THE SECOND QUARTER ENDED JULY 31, 2000 AND CURRENT FISCAL YEAR-TO-
    DATE:

    Deferred exploration & development - See Schedule A - Exhibit 4
    ----------------------------------

    Related Party Transactions
    --------------------------

    During the quarter (year to date) transactions took place with related parties as follows:

    (i) Management fees totalling $13,500 ($27,000) were accrued/paid to an officer/director.

    (ii) The Company incurred $10,500 ($21,000) in office administrative services with an officer/director.

    (iii) Office rent totalling $3,000 ($5,000) was paid to a company managed by a director. Effective July 1, 2000 the Company assumed the lease on the office until December 31, 2000 and is currently reviewing other office space.

    (iv) During June, 2000 the Company issued 50,000 shares as per the February 15, 2000 agreement with Montoro Resources Inc. ("Montoro"). Three of seven directors of the Company are also directors of Montoro.

--------------------------------------------------------------------------------

2)  a) SECURITIES ISSUED DURING THE QUARTER ENDED JULY 31, 2000:


--------------------------------------------------------------------------------
    Date of   Type of     Type of    No. of       Price    Total      Type of
    Issue    Security     Issue   Shares Issued   Share   Proceeds Consideration
--------------------------------------------------------------------------------
June 16,      Common   Property      50,000       $0.25   12,500     Property
   2000                   Payment                                    Interest
--------------------------------------------------------------------------------


    b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED JULY 31, 2000:

--------------------------------------------------------------------------------
Date Granted   No. of Shares  Director or Employee   Exercise Price  Expiry Date
--------------------------------------------------------------------------------
                                       NIL
--------------------------------------------------------------------------------

                                                                      SCHEDULE B
                                                                     (continued)


3)  a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JULY 31, 2000:

    The Company has authorized share capital of 50,000,000 common shares with no par value.

    The Company has issued and allotted shares of its capital stock totalling 20,703,012.


    b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JULY 31, 2000:

--------------------------------------------------------------------------------
       Security        Number         Exercise Price             Expiry Date
--------------------------------------------------------------------------------
       Options        850,000              $0.32              September 17, 2001
--------------------------------------------------------------------------------
       Options        230,000              $0.32                January 13, 2002
--------------------------------------------------------------------------------
       Options         75,000              $0.50               February 18, 2002
--------------------------------------------------------------------------------


    c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JULY 31, 2000:

-   Common shares in escrow - NIL


    d) LIST OF DIRECTORS AS AT JULY 31, 2000:


              Vojtech Agyagos          President/Director
              Gary Musil               Secretary/Director
              Kenneth B. Liebscher     Director
              Peter P.H. John          Director
              Nicolo Bellanca          Director
              Peter E. Serck           Director
              Jake Bottay              Director

                              BELMONT RESOURCES INC.
                                 (the "Company")

                             Form 61 Quarterly Report
                                                                     SCHEDULE C:
                              MANAGEMENT DISCUSSION

REVIEW OF OPERATIONS IN THE QUARTER ENDED JULY 31, 2000 AND UP TO
THE DATE OF THIS REPORT:
--------------------------------------------------------------------------------

Nature of Business:

At the Pezinok II mining concession the Company is inviting joint venture partners to fund further metallurgical testing work, partners who have financial resources and expertise, with the Company retaining an interest in the project.

With low gold prices causing major gold mine closures, management felt it wise to pursue other exploration activity such as oil and gas. In March 1998 the Company entered into an agreement to acquire the rights to explore for oil and gas in a 209,950-acre concession area in eastern Slovakia, and subsequently sold its interest to EuroGas Inc.

In March 1999 the Company acquired a mineral property in the Lac Rocher area of Quebec and also a 50% interest in an exploration permit in the Ungava region of Northern Quebec where Falconbridge has been producing nickle since December 1997.

In April 2000 the Company completed the acquisition of 57% of Rozmin s.r.o. which owns the Gemerska Poloma talc deposit in Eastern Slovak Republic.

In June 2000 the Company completed a Letter of Agreement to reacquire the interest in Maseva Gas s.r.o. which controls the gas concession in the Slovak Republic (see July 18 News Release following).

Investor Relations Activities:

There were no new investor relation's activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. No investor relation's arrangements or contracts were entered into during the quarter.

Significant Events & Transactions:

(a)   Acquisitions & Dispositions:

      See section (c) following - July 18, 2000 news releases.


(b)   Material Expenditures:

The major increases were:   Office & Administrative services $5,703 in 1999
($17,418 in 2000). These were mainly due to costs incurred in preparation of the 20-F filing with the U.S. Securities and Exchange Commission (the "SEC"), the consolidated year-end audited financials and increased accounting due to acquisitions and consolidations. Travel and Public Relations $17,236 in 1999 ($23,554 in 2000) because of due diligence on the new acquisition in Slovakia. An increase of $4,573 in property investigation costs was as a result of the Company's review and due diligence of numerous prospects. Overall operating costs increased 31.8% ($35,500) more than 1999, as a result of the new acquisition in the first quarter.

                                                                     SCHEDULE C:
                                                                     (continued)

(c)   News Releases & Material Change Reports:

June 29, 2000 - Gary Musil reports that an onsite visit by Mr. James J. McDougall, P.Eng of Vancouver, B.C. to the Gemerska Poloma talc deposit in Slovakia produced the following report:

     'The deposit through which a number of large diameter drill holes have been completed since the early 1990's has been very well documented with quality engineering and geology. The studies appear to be of very high quality particularly with respect to both the use of '3D' computerized geometry and extensive sampling/metallurgical testing of very large core samples of material (talc, and the bounding magnesite).

      The unusually high grade and size of the deposit will allow selective mining based on current prices of the product. I consider the overall project a very worthwhile endeavour and Belmont should proceed with advancing the mine plan as soon as possible to get this property into production.'

Tender documents are being prepared for the main decline work to the western part of the orebody. The 4.5 x 4 metre size decline at 12% grade will total approx. 1400 metres in length and is expected to begin within two months. Other work to begin immediately will be the portal site clearance and clearing of underbrush along the existing powerline. The Company is very fortunate to have a 20,000 volt powerline in place right up to the portal site. The powerline was built by the state mining company who were originally exploring (using electric drills) the talc deposit in the early 1990's.

Other:
------
The Company also announced that they have signed a Letter of Intent with Gebruder Dorfner GmbH & Co. regarding the future sale and marketing of the talc industrial mineral. This is a significant step in this very lucrative market. The Dorfner Group has developed over the past one hundred years. They now process and market over 240 industrial minerals including talc, kaolin, quartz and feldspar and other products throughout 38 countries.

A Dorfner subsidiary, Kaolin-und Quartzsand-Werke KG has been actively providing, processing and marketing talc for the paper, paint and lacquer industries, and for its use in special applications; hence the company possesses valuable know-how and international business connections in this field. The distribution company confers the exclusive distribution rights for the paper - and rotogravure industry and for the sector paints and lacquers to Gebruder Dorfner for Germany, Austria, Switzerland and the Benelux Countries.


July 18, 2000 - The Company announced that is has entered into an agreement with EuroGas, Inc. (OTC-BB-EUGS) to repurchase the 90% interest in Maseva Gas s.r.o. ("Maseva"). Maseva controls the 209,950-acre Kralovsky Chlmec oil and gas concession area in eastern Slovakia. The concession is adjacent to the Trebisov area where five commercially viable wells were drilled in 1996/97. Belmont is now inviting joint venture partners to participate in the exploration/development of this concession. In exchange for the 90% interest, Belmont agrees to advance EuroGas' portion of the cost of placing the Gemerska Poloma talc deposit into production. Belmont owns a 57% interest and EuroGas controls the balance in the operating company which owns the deposit.

As further consideration EuroGas, Inc. also agrees to re-price and amend the terms of the warrant granted by EuroGas to Belmont. The 2.5 million warrants shall be amended such that the warrant shall have an expiry date of June 14, 2002 and the exercise price reduced from $2.50 to $0.82 USD per share.

                                                                     SCHEDULE C:
                                                                     (continued)


    (d) Breaches of corporate, securities or other laws, or of an Issuer's
        listing agreement with the Vancouver Stock Exchange:   None


    (e) Regulatory Approval:  Nil


    (f) Working Capital:

        Working capital is in excess of $1,348,000


    (g) General:

        (i) On July 24, 2000 the Company held its Annual General Meeting. All matters proposed by management were unanimously approved by shareholders.

        (ii) On August 17, 2000 the Company granted incentive stock options as to 900,000 shares at $0.32 for a period of two years. The Canadian Venture Exchange ("CDNX") accepted for filing the options on August 25, 2000. Pursuant to CDNX Policy 4.4 all stock options shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date granted.